Exhibit 99.1

HollySys Sets Record Straight on Consortium’s Consent Solicitation

Beijing, China – July 15, 2021 – HollySys Automation Technologies Ltd. (NASDAQ: HOLI) (“HollySys” or the “Company”), a leading provider of automation and control technologies and applications in China, provides an update to shareholders. The Company refutes the false claims put forth by a consortium comprised of Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Fund Management Limited (the “Consortium”) regarding the Company’s past performance, governance decisions, and highlights the Consortium’s undervalued offer to purchase the company.

Dear HollySys Shareholders,

We, the Board of Directors, are writing to you to set the record straight on the Consortium, and the misrepresentations they have made. This group is led by Mr. Shao, the former Chairman and CEO, who was terminated by the Board for putting his own interests ahead of shareholders and for questionable decisions that negatively impacted the stock, losing the confidence of the Board and shareholders. Below is a detailed description of the actions this Board has taken to uphold its fiduciary responsibilities and work for the benefit of all shareholders.

The Consortium’s Bid Substantially Undervalues the Company

The Consortium’s bid of US$17.10 per share greatly undervalues the Company. Many of our largest institutional shareholders have decisively expressed such an opinion. Further supporting this is Mr. Shao’s former insider status at the Company – it is difficult to believe someone without insider knowledge would propose purchasing a company without conducting any due diligence. The offer is not “compelling” as the Consortium purports; a number of large institutional shareholders have expressed that the Consortium has undervalued the Company.

Furthermore, Hollysys has been notified that Ace Lead Profits Limited may not actually beneficially own the 6.75% shares – current and former employees of the Company have asserted in court that beneficial ownership of the shares was seized unlawfully from them, and Mr. Shao is the defendant in Hong Kong High Court proceedings regarding these matters. The employees contend that the Company’s founder Dr. Changli Wang intended the shares to be held on behalf of veteran employees with Mr. Shao acting as the sole trustee in a trust arrangement. HollySys’ employees have sued for return of these shares. According to the employees, Mr. Shao mischaracterizes the significance of his holdings: excluding the disputed shares, he owns 165,000 shares, approximately 0.27%. The Consortium has misrepresented their true level of ownership.

The Consortium’s Allegations are Intentional Misrepresentations and Hypocritical

The Consortium challenged the validity of the Company’s amended Memorandum and Articles of Association (the “2021 Amendments”), by bringing a claim to court in the BVI. The trial of those issues is currently ongoing. The Board strongly believes that their actions were both lawful and prudent. BVI counsel advised the Company that none of the amendments were in contravention of BVI law nor did the amendments require shareholder approval. Mr. Shao’s criticism regarding the lack of shareholder meetings is extremely hypocritical. While CEO, Mr. Shao chose to never hold shareholder meetings, but he has surprisingly since changed his opinion now that the circumstances benefit his agenda. Furthermore, the rights plan that Mr. Shao now attacks was maintained throughout his tenure as Chairman and CEO, again showing the hypocrisy of his criticisms.

The Consortium has claimed HollySys has underperformed, – but it fails to identify Mr. Shao as a catalyst for this underperformance. The Company’s stock price had been in decline since Mr. Shao’s ill-fated secondary offering of shares in April 2019, during which time its share price dropped 25% overnight before the planned issuance was subsequently aborted.

This decision demonstrated Mr. Shao’s poor judgement and inability to interpret investor sentiment. At the time of the Secondary Offering, the Company’s cash and equivalents exceeded US$540 million, meaning there was no logical need for a capital raise. The loss of investor confidence in Mr. Shao was reflected in the declining share price.

Mr. Shao was later terminated for cause, as well as for loss of confidence in his ability to lead the Company in the interest of all the shareholders.

The Consortium Has Blatantly Mischaracterized the Board’s Actions to Craft a False Narrative.

The Board is clear that the 2021 Amendments were not an entrenching maneuver. The Board believes that the amendments do not prevent a takeover proposal being made, a meeting being called, a proposal being considered, or a proposal being accepted and that this will be supported by the court in BVI where Mr. Shao has brought proceedings. Advance notice provisions are the norm, included in the constitutional documents of 96% of the 3,000 largest US traded stocks. The inference of breach of duty is unsupported. The Company acted well within the bounds of applicable law and followed the advice of legal counsel.

The Board has Consistently Protected the Interests of Shareholders

The Board is fulfilling its fiduciary duties by not accepting the Consortium’s coercive and opportunistic bid. Shareholders have expressed to the Board that the offer significantly undervalues the company. The Board has committed to review and evaluate legitimate offers that provide full and fair value to all shareholders – however, in rejecting this offer, it is clear that they are protecting shareholders from an unfair loss of value. The 2021 Amendments are designed to help shareholders make an informed decision about any proposal by ensuring that they know the identity and interests of any members in a bidding consortium and of any potential conflicts of interest of the member or consortium, the reasons for the proposal and the qualifications and experience of any proposed directors.

The Consortium is seizing upon the trough of PRC spending on high-speed rail, and the Company’s depressed price from Mr. Shao’s tenure, to make an opportunistic bid. In summary, the Board is acting in the best interest of shareholders:

•	The issues the Consortium has criticized the management of HollySys for stem largely from actions during Mr. Shao’s tenure;

•	The bid is hostile and opportunistic and relies on Mr. Shao’s insider knowledge which was gained when he was CEO;

•	The Board will continue to act to protect shareholders by rejecting involvement with Mr. Shao who is clearly conflicted;

•	HollySys’ management has a long-term strategic plan to create substantial shareholder value;

•

Use of HollySys’ large cash balance for strategic acquisitions is a cornerstone of the strategy; given the competitive sensitivity associated with leaks of intended targets or industries, HollySys management has not publicly disclosed this proprietary information; and

•	HollySys has a strong, majority independent Board committed to protecting the interests of all shareholders.

We strongly believe that the consent solicitation and the grossly inadequate offer by Mr. Shao and the Consortium are not in the best interest of Hollysys and its shareholders. Do NOT sign and return any WHITE Consent Card sent to you by the Consortium.

If you have already sent back a white consent card to the Consortium, you can still change that by instructing your broker to change your vote to Do Not Consent. If you have any questions or need assistance with changing your consent, please contact the following firm which is assisting us:

MORROW SODALI LLC

HOLI@info.morrowsodali.com

(800) 662-5200 (Toll-free)

+ (203) 856-6080

Thank you for your support,

Your Board of Directors

About HollySys Automation Technologies Ltd.

HollySys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, HollySys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. HollySys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, HollySys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, HollySys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, HollySys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. HollySys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which HollySys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. In particular, the outcome of the BVI litigation is uncertain, and the Company cannot predict the potential results of the litigation filed against it by others. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

###

Contact information:

HollySys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com